Christianna Wood, CFA, CAIA
Senior Investment Officer, Global Equity
Investment Office
P.O. Box 2749
Sacramento, CA 95812–2749
Telecommunications Device for the Deaf – (916) 795–3240
(916) 795–3400; FAX (916) 795–3365

September 28, 2007

Dear Shareowner of Sara Lee Corp.:

I am writing to you on behalf of the California Public Employees’ Retirement System (CalPERS). CalPERS is the largest public pension system in the U.S., with approximately $250 billion in assets. CalPERS is a significant long-term shareowner of Sara Lee owning approximately 4.2 million shares and seeks your support on Proposal 5 to be voted upon at the Company's annual meeting on October 25, 2007.

VOTE FOR PROPOSAL #5 TO ALLOW SHAREOWNERS THE RIGHT TO AMEND SARA LEE'S BYLAWS

* 95% of the companies in the S&P 500 and Russell 1000 indexes provide for this important fundamental shareowner right while Sara Lee does not.  Sara Lee is in the distinct minority on this issue.
* ISS and Glass Lewis support proposals that allow shareowners to amend the bylaws by majority vote.
* Limiting shareowner's ability to amend the bylaws has been found to be one of six entrenching mechanisms that are negatively correlated with company performance.
See "What Matters in Corporate Governance?" Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

SARA LEE HAS LONG-TERM STOCK UNDERPERFORMANCE

For the 3 and 5 year periods ending August 31, 2007, Sara Lee has significantly underperformed both the S&P 500 and its Food Products S&P Industry Peer Group.

Total Return Performance for Selected Periods Ending 08/31/2007

Time period ending 8/31/2007	Sara Lee	S&P 500 Index	Relative to S&P 500 Index	Food Products S&P Industry Peer Index	Relative to Peer Index
5 years	25.20%	76.22%	–51.03%	62.39%	–37.19%
3 years	–2.45%	41.09%	–43.54%	30.74%	–33.19%
Source: FactSet Research Systems

Please refer to the proxy statement for more information or call Garland Associates, Inc. who is assisting us with this effort at (561) 366–1165 if you have any questions or need assistance in voting your shares.

Sincerely,

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of one or more of the following forms of communication: mail, e-mail, and/or telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to the proxy voting agent in the envelope that was provided to you